SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

MONOGRAM BIOSCIENCES, INC.

(Name of Subject Company)

MONOGRAM BIOSCIENCES, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

60975U207

(CUSIP Number of Class of Securities)

William D. Young

Chief Executive Officer

Monogram Biosciences, Inc.

345 Oyster Point Blvd.

South San Francisco, California 94080

(650) 635-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Steven M. Przesmicki, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a copy of the PowerPoint presentation made to employees of Monogram Biosciences, Inc. (the “Company”) on June 23, 2009 and posted on the Company’s internal website.

biosciences
monogram

The Mark of
Individualized Medicine

All Employee Meeting June 23, 2009

Forward Looking Information
This presentation includes statements that are not strictly historical statements, including that, without limitation, statements relating to the expected benefits of the transaction, the expected timing and closing of the transaction, operating results and economic performance, and LabCorp’s and Monogram’s expectations regarding market position, constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the risk that the conditions to the tender offer or the merger set forth in the agreement and plan of merger will not be satisfied and the transactions will not be consummated, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many Monogram stockholders will tender their stock in the offer, changes in
Monogram’s business during the period between now and the closing that could cause a condition to closing not to be satisfied; the successful integration of Monogram into
LabCorp’s business subsequent to the closing of the transaction; adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel and customers; reliance on proprietary technology; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and adverse actions of governmental and other third-party payors;
as well as other factors detailed in LabCorp’s and Monogram’s filings with the
Securities and Exchange Commission, including LabCorp’s Annual Report on Form
10-K for the year ended December 31, 2008 and subsequent SEC filings, and
Monogram’s Annual Report on Form 10-K for the year ended December 31, 2008 and subsequent SEC filings.

Tender Offer Information
The tender offer described in this presentation has not yet commenced, and this presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Monogram Biosciences, Inc. common stock.  At the time the tender offer is commenced, LabCorp and Mastiff Acquisition Corp. will file a tender offer statement on Schedule TO and related materials with the U.S. Securities and
Exchange Commission (SEC) and Monogram will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  INVESTORS AND MONOGRAM STOCKHOLDERS ARE URGED
TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS
(INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL)
AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT,
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT
SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES.
These documents (once they become available) will be available at no charge on the SEC’s website at www.sec.gov.  The tender offer statement and related materials, tender offer solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to DF King & Co.
Inc.,  the information agent for the tender offer, at 1-212-269-5550 for banks and brokers or 1-800-549-6746 for shareholders and all others.

Leadership in Personalized Medicine
Monogram is acknowledged as a leader in
personalized medicine
The result of the hard work, creativity and innovation
of the entire Monogram team
PhenoSense, Trofile, HERmark, VeraTag
Truly The Marks of Individualized Medicine
Our priorities have been to:
Improve financial stability/health
Significantly expand adoption of our products in
personalized medicine

Today’s Announcement
LabCorp Enters Definitive Agreement to Acquire
Monogram Biosciences, Inc.
Acquisition Price of $4.55 per Share in All Cash Transaction
LabCorp to Strengthen Leadership in Infectious Disease and
Oncology and Advance Personalized Medicine Strategy

Why the Acquisition
LabCorp is one of the largest independent clinical
laboratory companies in the U.S.
Shared commitment to personalized medicine and
companion diagnostics
Monogram weighed the opportunity with LabCorp
alongside other alternatives including remaining an
independent company
Monogram believes that LabCorp’s offer represents
compelling value to stockholders and the completed
transaction will significantly accelerate the development
of  products that will improve treatment outcomes for
patients with infectious diseases and cancer

Acquisition Process
Acquisition of Monogram for $4.55 in cash per share
through “tender offer” and “merger”
Tender Offer
This is an offer by LabCorp to buy all the shares of
outstanding stock of Monogram
Stockholders can accept the offer and “tender” their shares
to LabCorp
When enough (approx 60%) shares are tendered, LabCorp
will buy them and the tender will close
Merger
After the tender closes, then there will be a “merger” to
merge Monogram into a subsidiary of LabCorp to
complete the acquisition of Monogram

Acquisition Process
LabCorp will launch tender offer within 7 business days (no
later than July 1)
Initial tender period is 20 business days  (this may be
extended)
If enough shares are tendered (about 60%), the tender offer
should close soon thereafter
If > 90% of shares are tendered and the tender offer closes, the acquisition should be completed soon thereafter
If < 90% of shares are tendered and the tender offer closes, there will be a longer process to close out the acquisition
We expect that the acquisition will close in the third
quarter, but timing is hard to predict
In the meantime, we will continue to pursue our 2009 goals!!

Who is LabCorp? Laboratory Corporation of America Holdings Provides leading edge laboratory tests and services through a network of primary clinical laboratories and specialized Centers of Excellence.

DIANON Systems A LabCorp Company	
ESOTERIX INC Laboratory Services A LabCorp Company	
Litholink® The Kidney Stone Prevention Resource™	
National Genetics Institute	
US LABS	
ViroMed Laboratories A LabCorp Company

LabCorp Centers of Excellence
Retain separate scientific and market differentiation
Molecular microbial testing
Broad menu of esoteric oncology tests
Focusing on infectious disease
Outcome improvement services focused on
kidney disease (kidney stones and chronic kidney
disease)
Specializing in allergy, coagulation, endocrinology
and oncology
Anatomic and clinical pathology labs specializing
in uropathology, dermatopathology and
gastrointestinal pathology

Where Monogram Fits LabCorp’s 2009 Priorities Gain New Customers Maintain Price Control Costs Implement Automation Advance Leadership in Personalized Medicine

Vision
Companion Diagnostics play critical role in Personalized
Medicine
Monogram will contribute to LabCorp’s achieving its
vision for personalized medicine through Monogram’s
core strengths:
clinical reputation, technology platforms and operational
excellence in virology and oncology
physician oriented commercial organizations
Maintain and expand the Monogram, PhenoSense, Trofile
and VeraTag brands
LabCorp’s financial strength and patient access network
combined with Monogram’s proprietary, high-value assay
development and commercialization capabilities

Organization
After the acquisition closes, LabCorp executive,
Steve Anderson PhD, will work with Bill Young
and Monogram leadership team to determine the
go-forward organization and plan
Bill will remain on an interim basis to help manage the
integration
Steve is Chief Scientific Officer for Oncology and
Genetics and also serves as the Director of Operations for
LabCorp’s Center for Molecular Biology and Pathology
Many issues to be discussed and clarified over the
next few months

What it means to employees
Stock Plans
Options
All unvested Monogram options will accelerate and become fully vested at closing of merger
Options with an exercise price less than the merger consideration of $4.55 per share will terminate and be “cashed out”
All other options will terminate without any payment
401k
Matching shares currently in employees’ 401(k) accounts will be cashed out
No changes at this time to the Monogram plan with future
matching contributions to be made in cash
More details to come by the time we close the acquisition

What it means to employees
Healthcare Benefits
Medical
Dental/Vision
Flexible Spending Accounts
Welfare Benefits
Disability
Life Insurance
Time Off
PTO
Holidays
Floating Holidays
Leave of Absence
Other Benefits (such as)
Educational Assistance
Health Club reimbursement
Pre Paid Legal
No changes to Monogram
Plans at this time
More details to come by
the time we close

Next Steps
The tender process will be initiated and we will
keep you posted over the next few weeks on this
Planning will take place for future organization
and operations
The transaction will take time to complete and
until it has been consummated we will continue
to operate as an independent company and
remain focused on our Monogram goals
Stay tuned and we’ll keep you posted ….

Leadership in Personalized Medicine
Monogram is acknowledged as a leader in
personalized medicine
The result of the hard work, creativity and innovation of the entire Monogram team
PhenoSense, Trofile, HERmark, VeraTag
Truly The Marks of Individualized Medicine
Our priorities have been to:
Improve financial stability/health
Significantly expand adoption of our products in
personalized medicine
With our new partner, we can build on our
accomplishments while leveraging LabCorp’s
capabilities

Questions